FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Holding(s) in Company

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:		AstraZeneca PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments				X
An event changing the breakdown of voting rights
Other (please specify):
3. Details of person subject to the notification obligation
Name		Wellington Management Company LLP
City and country of registered office (if applicable)		Boston, USA
4. Full name of shareholder(s) (if different from 3)
Name
Bank of New York (Nominees) Ltd
BBH ISL NOMINEES LTD
BNY (OCS) Nominees Limited
BNY Mellon Nominees Limited
GOLDMAN SACHS INTERNATIONAL
HSBC Global Custody Nominee (UK) Limited
Japan Trustee Services Bank Ltd.
JP Morgan Chase Nominees Limited
Mellon Nominees (UK) Ltd.
Nortrust Nominees Limited
ROY Nominees Limited
State Street Nominees Limited
VIDACOS NOMINEES LIMITED

City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reached:		20/07/2020
6. Date on which issuer notified (DD/MM/YYYY):		21/07/2020
7. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B.1 + 8.B.2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuer
Resulting situation on the date on which threshold was crossed or reached	2.95%	2.01%	4.96%	1,312,271,081
Position of previous notification (if applicable)	2.97%	2.04%	5.01%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached:
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rights			% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)		Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB0009895292 Ordinary Shares		38,723,069			2.95%

SUBTOTAL 8.A	38,723,069			2.95%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/converted		% of voting rights
Depository Receipt			51,934,556 Depository Receipt shares or 25,967,241 votes on a converted basis		1.98%

		SUBTOTAL 8.B.1	25,967,241		1.98%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Physical or cash settlement	Number of voting rights	% of voting rights
Equity Swap	29/01/2021	03/02/2020to29/01/2021	Cash settlement	183,970 Equity Swap shares or 91,985 votes on a converted basis	0.01%
Equity Swap	31/12/2020	05/12/2019to31/12/2020	Cash settlement	140,896 Equity Swap shares or 70,448 votes on a converted basis	0.01%
Equity Swap	30/04/2021	04/05/2020to30/04/2021	Cash settlement	57,837 Equity Swap shares or 28,918 votes on a converted basis	0.00%
Equity Swap	30/06/2021	02/07/2020to30/06/2021	Cash settlement	56,143 Equity Swap shares or 28,071 votes on a converted basis	0.00%
Equity Swap	31/03/2021	02/04/2020to31/03/2021	Cash settlement	55,558 Equity Swap shares or 27,779 votes on a converted basis	0.00%
Equity Swap	31/08/2020	08/08/2019to31/08/2020	Cash settlement	42,723 Equity Swap shares or 21,361 votes on a converted basis	0.00%
Equity Swap	15/05/2023	09/08/2018to15/05/2023	Cash settlement	19,846 Equity Swap shares or 19,846 votes on a converted basis	0.00%
Equity Swap	15/05/2023	20/02/2019to15/05/2023	Cash settlement	35,896 Equity Swap shares or 17,948 votes on a converted basis	0.00%
Equity Swap	15/05/2023	02/03/2018to15/05/2023	Cash settlement	11,419 Equity Swap shares or 11,419 votes on a converted basis	0.00%
Equity Swap	15/05/2023	10/10/2017to15/05/2023	Cash settlement	8,928 Equity Swap shares or 8,928 votes on a converted basis	0.00%
Equity Swap	22/05/2023	08/10/2018to22/05/2023	Cash settlement	7,796 Equity Swap shares or 7,796 votes on a converted basis	0.00%
Index Future	20/07/2020	01/01/1900to20/07/2020	Cash settlement	1,394 Index Future shares or 7,186 votes on a converted basis	0.00%
Equity Swap	22/05/2023	05/10/2018to22/05/2023	Cash settlement	6,487 Equity Swap shares or 6,487 votes on a converted basis	0.00%
Equity Swap	15/05/2023	09/02/2018to15/05/2023	Cash settlement	6,300 Equity Swap shares or 6,300 votes on a converted basis	0.00%
Equity Swap	22/05/2023	15/07/2019to22/05/2023	Cash settlement	6,212 Equity Swap shares or 6,212 votes on a converted basis	0.00%
Equity Swap	22/05/2023	15/06/2020to22/05/2023	Cash settlement	5,919 Equity Swap shares or 5,919 votes on a converted basis	0.00%
Equity Swap	22/05/2023	23/08/2019to22/05/2023	Cash settlement	4,413 Equity Swap shares or 4,413 votes on a converted basis	0.00%
Equity Swap	05/05/2023	03/06/2020to05/05/2023	Cash settlement	3,967 Equity Swap shares or 3,967 votes on a converted basis	0.00%
Equity Swap	15/05/2023	02/02/2018to15/05/2023	Cash settlement	3,782 Equity Swap shares or 3,782 votes on a converted basis	0.00%
Equity Swap	22/05/2023	03/07/2018to22/05/2023	Cash settlement	3,496 Equity Swap shares or 3,496 votes on a converted basis	0.00%
Equity Swap	22/05/2023	06/01/2020to22/05/2023	Cash settlement	3,382 Equity Swap shares or 3,382 votes on a converted basis	0.00%
Equity Swap	22/05/2023	08/01/2019to22/05/2023	Cash settlement	3,207 Equity Swap shares or 3,207 votes on a converted basis	0.00%
Equity Swap	22/05/2023	05/04/2018to22/05/2023	Cash settlement	2,982 Equity Swap shares or 2,982 votes on a converted basis	0.00%
Equity Swap	15/05/2023	02/07/2018to15/05/2023	Cash settlement	2,827 Equity Swap shares or 2,827 votes on a converted basis	0.00%
Equity Swap	15/05/2023	23/10/2017to15/05/2023	Cash settlement	2,779 Equity Swap shares or 2,779 votes on a converted basis	0.00%
Equity Swap	05/05/2023	20/08/2019to05/05/2023	Cash settlement	5,393 Equity Swap shares or 2,696 votes on a converted basis	0.00%
Equity Swap	22/05/2023	02/06/2020to22/05/2023	Cash settlement	4,154 Equity Swap shares or 2,077 votes on a converted basis	0.00%
Equity Swap	15/05/2023	28/05/2020to15/05/2023	Cash settlement	3,963 Equity Swap shares or 1,981 votes on a converted basis	0.00%
Equity Swap	22/05/2023	10/07/2020to22/05/2023	Cash settlement	1,830 Equity Swap shares or 1,830 votes on a converted basis	0.00%
Equity Swap	15/05/2023	16/07/2018to15/05/2023	Cash settlement	1,776 Equity Swap shares or 1,776 votes on a converted basis	0.00%
Equity Swap	22/05/2023	14/04/2020to22/05/2023	Cash settlement	3,326 Equity Swap shares or 1,663 votes on a converted basis	0.00%
Equity Swap	22/05/2023	05/06/2020to22/05/2023	Cash settlement	1,570 Equity Swap shares or 1,570 votes on a converted basis	0.00%
Equity Swap	15/05/2023	26/06/2020to15/05/2023	Cash settlement	2,796 Equity Swap shares or 1,398 votes on a converted basis	0.00%
Equity Swap	15/05/2023	11/06/2018to15/05/2023	Cash settlement	1,367 Equity Swap shares or 1,367 votes on a converted basis	0.00%
Equity Swap	05/05/2023	31/07/2019to05/05/2023	Cash settlement	2,654 Equity Swap shares or 1,327 votes on a converted basis	0.00%
Equity Swap	05/05/2023	12/08/2019to05/05/2023	Cash settlement	1,926 Equity Swap shares or 963 votes on a converted basis	0.00%
Equity Swap	22/05/2023	08/06/2020to22/05/2023	Cash settlement	1,841 Equity Swap shares or 920 votes on a converted basis	0.00%
Equity Swap	15/05/2023	08/10/2019to15/05/2023	Cash settlement	1,721 Equity Swap shares or 860 votes on a converted basis	0.00%
Equity Swap	22/05/2023	20/01/2020to22/05/2023	Cash settlement	829 Equity Swap shares or 829 votes on a converted basis	0.00%
Equity Swap	15/05/2023	14/06/2019to15/05/2023	Cash settlement	1,593 Equity Swap shares or 796 votes on a converted basis	0.00%
Equity Swap	22/05/2023	06/07/2020to22/05/2023	Cash settlement	1,587 Equity Swap shares or 793 votes on a converted basis	0.00%
Equity Swap	05/05/2023	14/07/2020to05/05/2023	Cash settlement	1,504 Equity Swap shares or 752 votes on a converted basis	0.00%
Equity Swap	22/05/2023	01/11/2019to22/05/2023	Cash settlement	1,308 Equity Swap shares or 654 votes on a converted basis	0.00%
Equity Swap	22/05/2023	13/05/2020to22/05/2023	Cash settlement	1,308 Equity Swap shares or 654 votes on a converted basis	0.00%
Equity Swap	15/05/2023	16/05/2019to15/05/2023	Cash settlement	1,290 Equity Swap shares or 645 votes on a converted basis	0.00%
Equity Swap	15/05/2023	27/07/2018to15/05/2023	Cash settlement	600 Equity Swap shares or 600 votes on a converted basis	0.00%
Equity Swap	15/05/2023	29/06/2020to15/05/2023	Cash settlement	1,128 Equity Swap shares or 564 votes on a converted basis	0.00%
Equity Swap	15/05/2023	31/03/2020to15/05/2023	Cash settlement	1,052 Equity Swap shares or 526 votes on a converted basis	0.00%
Equity Swap	05/05/2023	03/02/2020to05/05/2023	Cash settlement	1,037 Equity Swap shares or 518 votes on a converted basis	0.00%
Equity Swap	22/05/2023	06/01/2020to22/05/2023	Cash settlement	516 Equity Swap shares or 516 votes on a converted basis	0.00%
Equity Swap	22/05/2023	08/10/2018to22/05/2023	Cash settlement	486 Equity Swap shares or 486 votes on a converted basis	0.00%
Equity Swap	05/05/2023	15/08/2019to05/05/2023	Cash settlement	841 Equity Swap shares or 420 votes on a converted basis	0.00%
Equity Swap	05/05/2023	13/08/2019to05/05/2023	Cash settlement	834 Equity Swap shares or 417 votes on a converted basis	0.00%
Equity Swap	05/05/2023	02/08/2019to05/05/2023	Cash settlement	818 Equity Swap shares or 409 votes on a converted basis	0.00%
Equity Swap	15/05/2023	26/07/2019to15/05/2023	Cash settlement	647 Equity Swap shares or 323 votes on a converted basis	0.00%
Equity Swap	22/05/2023	03/10/2019to22/05/2023	Cash settlement	162 Equity Swap shares or 162 votes on a converted basis	0.00%
Equity Swap	22/05/2023	21/04/2020to22/05/2023	Cash settlement	131 Equity Swap shares or 131 votes on a converted basis	0.00%
Equity Swap	05/05/2023	13/09/2019to05/05/2023	Cash settlement	40 Equity Swap shares or 40 votes on a converted basis	0.00%

			SUBTOTAL 8.B.2	428,101	0.03%

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entity (please add additional rows as necessary)
X
Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Wellington Management Company LLP

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional information:

Place of completion			London
Date of completion			21/07/2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 22 July 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary